Exhibit 1.02

Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

CANTEL MEDICAL CORP.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of Cantel Medical Corp. (“Cantel” or the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and Form SD for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”).  The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its operations, including those of Cantel’s subsidiaries Medivators Inc., Crosstex International, Inc., Mar Cor Purification, Inc. and SPS Medical Supply Corp., manufacture, or contract to manufacture, products containing Conflict Minerals and that those Conflict Minerals are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.  These products, which are referred to in the remainder of this Report as the “Covered Products,” are categorized into specific product categories.

The following categories of products manufactured by the Company or its subsidiaries may contain or use Conflict Minerals:

Crosstex International, Inc. & SPS Medical Supply Corp.

•                                          Incubators

Mar Cor Purification, Inc.

•                                          Cleaners & Disinfectants

•                                          Conditioning Equipment, Filters & Membranes

•                                          Process Controls

•                                          Process Pipe & Fittings

•                                          Pumps

•                                          Reverse Osmosis Equipment

•                                          Storage Tanks & Accessories

•                                          Valves

Medivators Inc.

•                                          Endoscope reprocessing products

•                                          Endoscopy procedure products

•                                          Renal systems and products

•                                          Therapeutic technologies products

•                                          REVOX sterilization products

•                                          BIOREDOX decontamination products

•                                          Infection prevention products

•                                          Custom development products, based on the product categories above

Summary of Findings of the Due Diligence Process

Having determined that the Rule may apply to the Covered Products, the Company conducted a good-faith reasonable country of origin inquiry (“RCOI”) to determine the source of any Conflict Minerals contained in its Covered Products.  The RCOI sought to determine the country of origin for any Conflict Minerals included in the Covered Products described above.

The Company does not source Conflict Minerals directly from mines or smelters.  Rather, the Company relies on third-party suppliers to provide it with the products and components used in the Covered Products described above.  As such, the RCOI primarily consisted of questionnaires, surveys and other requests for information from the Company’s immediate suppliers.  Following the RCOI, the Company was unable to determine definitively the specific countries of origin of Conflict Minerals used in the Covered Products.  The Company did not receive any responses or other indicia demonstrating that Conflict Minerals used in the Covered Products both originated in the Covered Countries and directly or indirectly financed or benefited armed groups in the Covered Countries.  Some Conflict Minerals used in Covered Products came from recycled or scrap sources.  Based on the results of the due diligence process, the Company is unable to determine definitively the countries of origin or the conflict status of Conflict Minerals used or contained in the Covered Products.

The Company’s Due Diligence Process

Having determined that the conflict mineral rules apply to the above-mentioned product categories, the Company conducted a good-faith RCOI to determine the origin of any Conflict Minerals contained in the Company’s products.  As discussed further below, the Company undertook due diligence efforts in an attempt to clarify the following with respect to Conflict Minerals: (i) country of origin, (ii) whether Conflict Minerals used in Covered Products financed or benefited armed groups in those countries, or (iii) whether Conflict Minerals used in Covered Products came from recycled or scrap sources.

In exercising due diligence on the source and chain of custody of Conflict Minerals, the Company conformed its due diligence efforts with the guidance provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company also has adopted a policy relating to the use of Conflict Minerals (the “Company Policy”).  The Company Policy states that Cantel and its subsidiaries:

•                                          do not directly source any Conflict Minerals from mines, smelters or refiners;

•                                          will work with its suppliers to responsibly source the materials and components Cantel uses in its products; and

•                                          expects its suppliers to assist Cantel with its compliance with the SEC rules relating to Conflict Minerals, as appropriate and necessary.

The Company Policy is available at www.cantelmedical.com/library/ConflictMineralsPolicy.pdf.

The Company’s supply chain with respect to the Covered Products is complex, as it does not purchase Conflict Minerals directly from mines, smelters, or refiners.  Since there are many third-parties in the supply chain between the Company’s manufacture or sale of the Covered Products and the original sources of Conflict Minerals, the Company must rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.  The Company has taken the following steps to identify the applicable smelters and refiners of Conflict Minerals in its supply chain.

1.              Establish Strong Company Management Systems.  The Company established a dedicated internal team that is responsible for addressing the Company’s compliance with the Rule, including educating appropriate personnel on the parameters of the Rule and the Company’s attendant obligations.  This team included representatives and subject matter experts from the Company’s compliance, legal, finance, audit as well as materials and supply chain management departments.  The Company also engaged appropriate advisors to assist in compliance efforts.

2.              Identify and Assess Risks in the Supply Chain.  The Company conducted an internal review of all products purchased and manufactured by it and its subsidiaries, and identified any such products that the Company believed to contain or potentially contain Conflict Minerals.  The Company identified applicable suppliers providing materials or components containing Conflict Minerals or that may contain Conflict Minerals and sent questionnaires to 100% of such suppliers (each, an “In-Scope Supplier”) asking them to certify as to whether their products may contain Conflict Minerals, and if so, whether they came from scrap or recycled materials, and if not, whether or not such materials or components originated from the Covered Countries.  This process included (i) maintaining open lines of communication with the In-Scope Suppliers; (ii) providing information to all In-Scope Suppliers regarding the Rule and the Company’s responsibilities thereunder; (iii) requesting information from all In-Scope Suppliers, in writing, pursuant to OECD Guidance, regarding the presence of Conflict Minerals in all Covered Products as well as the country of origin of any such Conflict Minerals; (iv) responding to information requests from In-Scope Suppliers; (v) recording responses from In-Scope Suppliers to information requests; and (vi) requesting follow up information from all responsive In-Scope Suppliers, in the case of any change of status or the gathering of any additional, pertinent information.  The Company received responses from 69.9% of In-Scope Suppliers.

3.              Design and Implement a Strategy to Respond to Identified Risks.  Findings of the RCOI and due diligence efforts, including any identified risks, were gathered, documented and reviewed by the Company’s internal team. These findings, as well as the Company’s Conflict Minerals Policy, were reviewed further with the Company’s management.  The Company will continue to review its supply chain on an annual basis, as required by the Rule.

4.              Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain, and Report on Supply Chain Due Diligence.  Based on the responses received during the RCOI and due diligence processes, the Company has not obtained an independent third-party audit of its supply chain due diligence for the Reporting Period, since Cantel has received responses from In-Scope Suppliers stating that their Conflict Minerals status is “DRC Conflict Undeterminable.”  In addition, Cantel did not receive any responses or other indicia demonstrating that Conflict Minerals included in the Covered Products both (i) originated in the Covered Countries and (ii) may have financed or benefited, directly or indirectly, armed groups that commit human rights violations.  The Company continues its efforts to determine country of origin information with In-Scope Suppliers, and has reported on its due diligence efforts in this Report.

Based on the results of the above-described due diligence efforts, the origin (including smelters and refiners) and conflict status of Conflict Minerals used in each of the Covered Products in each of the product categories listed above is not known with any degree of certainty.  No Conflict Minerals are known to benefit or finance, directly or indirectly, armed groups in any of the Covered Countries.  Some Conflict Minerals used in Covered Products came from recycled or scrap sources.

Steps Taken to Mitigate Risk

In 2014, the Company has taken, or plans to take, the following steps to mitigate the risk that Conflict Minerals used in the Covered Products do not benefit armed groups.

•                                          Implement a supply chain policy regarding the use of Conflict Minerals in products supplied to the Company and its subsidiaries.

•                                          Adopt management processes for ensuring risks are adequately managed.

•                                          Structure internal systems to support supply chain due diligence, including assigning responsibility to senior staff to oversee the process, ensure availability of resources and implementing “up the chain” communication processes.

•                                          Maintain the Company’s company-wide grievance mechanism which is currently in place.

Independent Audit Report

The Company and its subsidiaries are not required to obtain an independent private sector audit of this Conflict Minerals Report for the Reporting Period.